UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2024

Commission File Number 001-15170

GSK plc
(Translation of registrant's name into English)

79 New Oxford Street, London, WC1A 1DG
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F . . . .X. . . . Form 40-F . . . . . . . .

GSK plc

GSK publishes provisional dividend dates

GSK announces the following dividend dates for 2025:

These dates are indicative and may be subject to change.

Results	Announcement date	Ordinary Shares Ex-dividend date	American Depositary Shares Ex-dividend date	Record date	Last date for DRIP elections	Payable
Q1 2025	Wednesday 30 April 2025	Thursday 15 May 2025	Friday 16 May 2025	Friday 16 May 2025	Thursday 19 June 2025	Thursday 10 July 2025
Q2 2025	Wednesday 30 July 2025	Thursday 14 August 2025	Friday 15 August 2025	Friday 15 August 2025	Thursday 18 September 2025	Thursday 9 October 2025
Q3 2025	Wednesday 29 October 2025	Thursday 13 November 2025	Friday 14 November 2025	Friday 14 November 2025	Monday 15 December 2025	Thursday 8 January 2026
Q4 2025	Wednesday 4 February 2026	Thursday 19 February 2026	Friday 20 February 2026	Friday 20 February 2026	Tuesday 17 March 2026	Thursday 9 April 2026

V A Whyte
Company Secretary

11 November 2024

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
GSK plc
(Registrant)

Date: November 11, 2024

By:/s/ VICTORIA WHYTE --------------------------

Victoria Whyte
Authorised Signatory for and on
behalf of GSK plc